Exhibit 99.1

Cardiome and AOP Orphan Pharma Enter ESMOCARD Commercialization Agreement

NASDAQ: CRME   TSX: COM

VANCOUVER, May 12, 2015 /CNW/ - Cardiome Pharma Corp. (NASDAQ: CRME / TSX: COM) today announced that the company has entered a commercialization agreement with AOP Orphan Pharma ("AOP") to sell AOP's cardiovascular products, ESMOCARD® and ESMOCARD LYO® (esmolol hydrochloride) in Italy, France, Spain and Belgium. Financial details of the agreement were not disclosed.

ESMOCARD is indicated for supraventricular tachycardia (except for pre-excitation syndromes) and for the rapid control of the ventricular rate in patients with atrial fibrillation or atrial flutter in perioperative, postoperative, or other circumstances where short-term control of the ventricular rate with a short-acting agent is desirable. ESMOCARD is also indicated for tachycardia and hypertension occurring in the perioperative phase and non-compensatory sinus tachycardia where, in the physician's judgement the rapid heart rate requires specific intervention. ESMOCARD is not intended for use in chronic settings. ESMOCARD is available in two presentations including a 10mg/ml 10ml solution for injection (branded as ESMOCARD) and a 2500mg powder for concentrate for solution for infusion (branded as ESMOCARD LYO). Data from the Marshfield Epidemiologic Study Area (Wisconsin, U.S.A) suggested that the incidence of paroxysmal supraventricular tachycardia is 35 per 100,000 person years and the estimated prevalence is 2.25 per 1000.1 In the European Union, the prevalence of atrial fibrillation in adults >55 years of age was estimated to be 8.8 million in 2010 and was projected to rise to 17.9 million by 2060.2

"We are pleased to extend our relationship with AOP by adding their ESMOCARD franchise to our offering of cardiovascular products in Italy, France, Spain and Belgium," said William Hunter, M.D., President and CEO of Cardiome. "Commercializing ESMOCARD is highly synergistic with BRINAVESS and AGGRASTAT in terms of our target customer that potentially creates a highly efficient detail for our sales force. Furthermore, we believe that by increasing the product's share of voice, we can remind physicians of the value of this important drug while offering them convenient dosing options, especially with ESMOCARD LYO. "

"We are excited to develop our partnership with Cardiome to expand the reach of ESMOCARD across Western Europe," said Rudolf Widmann, AOP's CEO and Chairman. "ESMOCARD has been a great success for us in Austria and other Eastern European countries and we believe Cardiome has the expertise and capability to duplicate this success. Furthermore, early clinical research in the use of beta-blockers, such as esmolol, for the management of septic patients remaining tachycardic after 24 hour resuscitation bundle suggests an overall beneficial effect by decreasing heart rate and other positive hemodynamic responses. Additional clinical studies are needed, but if the early beneficial findings are replicated, this could lead to substantial new and exciting growth opportunities for this drug."

Sepsis is defined as the presence of infection together with systemic manifestations of infection.3 Severe sepsis is defined as sepsis plus sepsis-induced organ dysfunction or tissue hypoperfusion.3 The incidence of severe sepsis in the EU has been estimated at 90.4 cases per 100,000 population (est. incidence of ~450,000 based on a population of 503M5) and has a mortality rate of around 35%.4 The incidence of sepsis is likely to be rising.4 The cost of treating sepsis is substantial with estimates ranging from US $25,000 to $50,000 per episode.6

References:

1.	Orejarena LA et al. Paroxysmal supraventricular tachycardia in the general population. J Am Coll Cardiol 1998;31:150-7.
2.	Krijthe BP et al. Projections on the number of individuals with atrial fibrillation in the European Union, from 2000 to 2060. Eur Heart J. 2013;34:2746–2751.
3.	Dellinger RP et al. Surviving Sepsis Campaign: International Guidelines for Management of Severe Sepsis and Septic Shock: 2012. Crit Care Med. 2013;(41):580-637.
4.	http://bestpractice.bmj.com/best-practice/monograph/245/basics/epidemiology.html, accessed May 6, 2015.
5.	http://europa.eu/about-eu/facts-figures/living/index_en.htm, accessed May 6, 2015.
6.	Martin G. Sepsis, severe sepsis and septic shock: changes in incidence, pathogens and outcomes. Expert Rev Anti Infect Ther. 2012;10:701-706.

About Cardiome Pharma Corp.
Cardiome Pharma Corp. is a specialty pharmaceutical company dedicated to the development and commercialization of cardiovascular therapies that will improve the quality of life and health of patients suffering from heart disease. Cardiome has two marketed, in-hospital, cardiology products, BRINAVESSTM (vernakalant IV), approved in Europe and other territories for the rapid conversion of recent onset atrial fibrillation to sinus rhythm in adults, and AGGRASTAT® (tirofiban HCl) a reversible GP IIb/IIIa inhibitor indicated for use in patients with acute coronary syndrome.

Cardiome is traded on the NASDAQ Capital Market (CRME) and the Toronto Stock Exchange (COM). For more information, please visit our website at www.cardiome.com.

About AOP Orphan Pharma
AOP Orphan is an international company based in Austria, with a focus on development and distribution of medicines for rare and complex diseases. The company is present in Central Europe, Middle East and Asia with products in hematology/ oncology, cardiology, pulmonology, intensive care, neurology and psychiatry. Optimally supplying patients and medical specialists with these orphan disease therapies also requires individualized and customized services which big global companies struggle to deliver in these market segments, a fact reflected in the rapid growth of AOP Orphan.

Forward-Looking Statement Disclaimer
Certain statements in this news release contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 or forward-looking information under applicable Canadian securities legislation that may not be based on historical fact, including without limitation statements containing the words "believe", "may", "plan", "will", "estimate", "continue", "anticipate", "intend", "expect" and similar expressions.  Forward- looking statements may involve, but are not limited to, comments with respect to our objectives and priorities for the remainder of 2015 and beyond, our strategies or future actions, our targets, expectations for our financial condition and the results of, or outlook for, our operations, research and development and product and drug development. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Many such known risks, uncertainties and other factors are taken into account as part of our assumptions underlying these forward-looking statements and include, among others, the following: general economic and business conditions in the United States, Canada, Europe, and the other regions in which we operate; market demand; technological changes that could impact our existing products or our ability to develop and commercialize future products; competition; existing governmental legislation and regulations and changes in, or the failure to comply with, governmental legislation and regulations; availability of financial reimbursement coverage from governmental and third-party payers for products and related treatments; adverse results or unexpected delays in pre-clinical and clinical product development processes; adverse findings related to the safety and/or efficacy of our products or products; decisions, and the timing of decisions, made by health regulatory agencies regarding approval of our technology and products; the requirement for substantial funding to expand commercialization activities; and any other factors that may affect our performance. In addition, our business is subject to certain operating risks that may cause any results expressed or implied by the forward-looking statements in this presentation to differ materially from our actual results. These operating risks include: our ability to attract and retain qualified personnel; our ability to successfully complete pre-clinical and clinical development of our products; changes in our business strategy or development plans; intellectual property matters, including the unenforceability or loss of patent protection resulting from third-party challenges to our patents; market acceptance of our technology and products; our ability to successfully manufacture, market and sell our products; the availability of capital to finance our activities; and any other factors described in detail in our filings with the Securities and Exchange Commission available at www.sec.gov and the Canadian securities regulatory authorities at www.sedar.com. Given these risks, uncertainties and factors, you are cautioned not to place undue reliance on such forward-looking statements and information, which are qualified in their entirety by this cautionary statement. All forward-looking statements and information made herein are based on our current expectations and we undertake no obligation to revise or update such forward-looking statements and information to reflect subsequent events or circumstances, except as required by law.

SOURCE Cardiome Pharma Corp.

%CIK: 0001036141

For further information: Cardiome Investor Relations, (604) 676-6993 or Toll Free: 1-800-330-9928, Email: ir@cardiome.com

CO: Cardiome Pharma Corp.

CNW 08:30e 12-MAY-15